Erik L. Mengwall Partner James A. Prestiano Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4050 212 407 4831 Main 212.407.4000 Fax 212.407.4990 emengwall@loeb.com jprestiano@loeb.com

July 14, 2025

Office of Manufacturing

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Stertzel, Kevin Woody, Eranga Dias and Jay Ingram

Re:	Papa Medical Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed June 27, 2025 File No. 333-283405

Ladies and Gentlemen:

On behalf of our client, Papa Medical Inc. (the “Company”), we hereby provide a response to the comments in the letter dated as of July 9, 2025 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff’s Letter”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed on June 27, 2025.

Contemporaneously, the Company is submitting an Amendment No. 2 to the Registration Statement via EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the Staff’s Letter and updates to the net proceeds and table of fees and expenses. For ease of reference, each comment contained in the Staff’s Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement.

Draft Registration Statement on Form S-1

General

1.	We note your disclosure on page i stating that this prospectus “contains certain estimates and information concerning [y]our industry, including market position, market size, and growth rates of the markets in which we participate” and that you “have not independently verified the accuracy or completeness of the data contained in these industry publications and reports.” This statement appears to imply a disclaimer of responsibility for this information in the prospectus. Please either revise this statement to remove such implication or specifically state that you are liable for all information in the prospectus.

Response: In response to the Staff’s comment, the Company has removed relevant disclosure on page i and page 53 of the Amended Registration Statement.

2.	We note from the revisions throughout this amended registration statement that your business has changed from being a “cannabis dosing solution provider” to “Hemp dosing solution provider.” Please expand your disclosure to provide background and reasoning as to this change. If material, also expand your disclosure in the management’s discussion section and other appropriate sections in this registration statement discussing the reason for this shift as well as consequences, including but not limited to, relaxed/heightened scrutiny from regulatory bodies, changes to business growth forecasts and/or revenue, expenses incurred as a result of this shift etc.

Response: The Company respectfully advises the Staff that it has not changed its business, operations, or any of the products it sells in any material respect since the date of the Company’s original registration statement on Form S-1. During the IPO process, the Company engaged a special regulatory counsel to review the registration statement and advise the Company as to how to correctly disclose from a U.S. regulatory perspective that the Company sells products derived from federally legal hemp as permitted under the Agriculture Improvement Act of 2018 and the laws of various states.1 The Company determined that the use of the umbrella word “cannabis” as a lay synonym for “hemp” can be confusing in the evolving legal landscape in which we operate. As a result, the Company revised the description of its business to clarify and correctly describe its business operations as a “Hemp dosing solution provider.”

The Company notes that this editorial change does not reflect, nor does it effect, any change in its underlying business, the products it sells, its regulatory posture, or its risk profile. The Company does not sell products containing cannabis with a concentration of Delta-9 THC in excess of 0.3% on a dry weight basis. Accordingly, the Company believes that replacing “cannabis” with “hemp” in describing its business, enhances the accuracy of its disclosures and investor understanding of its business operations. As neither the Company’s business operations nor products have changed, there are no anticipated changes to its business growth forecasts and/or revenue as a result of this clarification.

Cover Page

3.	Please revise your cover page to identify the name(s) of the lead or managing underwriter(s). See Item 501(b)(8) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has amended the cover page of the Amended Registration Statement to identify the lead underwriter.

[1]	The Agriculture Improvement Act of 2018 (also known as the 2018 Farm Bill) removed hemp from the definition of marijuana as used in the U.S. federal Controlled Substances Act (“CSA”). Hemp and marijuana are both varieties of the cannabis plant. Hemp is defined as “the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis.” 7 U.S.C. § 1639(o). The cannabis plant and most products produced from that plant remain controlled substances subject to the CSA, unless they meet the statutory definition of hemp.

Please call me at (212) 407-4050 or my colleague, James A. Prestiano at (212) 407-4831 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Erik Mengwall
Erik Mengwall
Partner

cc:	James A. Prestiano, Loeb & Loeb LLP

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